FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑    Form 40-F  ☐

Translation of Registrant’s report on Form 054 filed with the Israeli Securities Authority regarding negotiations for the sale of Medingo Ltd.

The reason for delaying the filing of this report: earlier reporting could have prevented concluding the Transaction terms. The prevention to file the report was removed on March 31, 2010 at 21:30.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant) By: /s/Yaron Elad Yaron Elad Vice President & Chief Financial Officer

Dated: April 1, 2010

FOR IMMEDIATE RELEASE

Tel Aviv, April 1, 2010 – Elron Electronic Industries Ltd. (TASE: ELRN) today updated its previous announcement of October 26, 2009 in relation to the receipt of a non-binding indication of interest of a third party regarding a potential acquisition of Medingo Ltd. (“Medingo”) (92% held by Elron, including 83% held by RDC — Rafael Development Corporation (“RDC”), Elron’s 50.1% subsidiary) (the "Transaction").  Following negotiations, the parties have agreed, subject to the execution of definitive agreement, on the main terms of the Transaction, including, inter alia, the following terms: (i) upon completion of the Transaction, the selling shareholders will receive consideration in the aggregate amount of $160 million, subject to certain adjustments, of which an amount of $29 million will be held in escrow for a period of up to 24 months to cover mainly potential indemnification payments which may be due from the selling shareholders in connection with breaches, if any, of the sale agreement and certain potential future claims relating to Medingo, if any ("Escrow Amount"), (ii) the selling shareholders will receive gradual payments of additional contingent consideration of up to $40 million conditional upon Medingo achieving, gradually, over a certain period (currently estimated by the parties to extend up to approximately 5 years from completion of the Transaction) certain operational milestones ("Contingent Consideration"), (iii) during the interim period between the execution of a definitive agreement and the completion of the Transaction, certain activities of Medingo will require consent of or coordination with the purchaser as customary in transactions of such type, (iv) following the completion of the Transaction, Elron’s and RDC’s maximum potential indemnification obligations under the sale agreement will be limited to approximately 110% of their respective parts of the total consideration amount, except - with respect to each of them separately - in case of fraud or willful misconduct by it, (v) the completion of the Transaction will be subject to obtaining applicable regulatory approvals within 4 months following the execution of the definitive agreement, subject to extension of 90 days (if required). The Transaction is pending the execution of a definitive agreement by the parties, currently intended to occur during the coming weeks.

In the event of completion of the Transaction:

1. Elron and RDC expect to receive aggregate proceeds currently estimated to be between $14 and  $19 million for Elron, and $92 and $141 million for RDC (including up to $3 for Elron and $28 for RDC, from the Contingent Consideration to the extent payable).

2. Elron would record a net gain estimated at this stage to be between $58 and $81 million. Part of the net gain exceeding $58 million may be recorded in later stages taking into consideration certain future events which may affect the amounts to be released to the selling shareholders from the Escrow Amount or their entitlement to the Contingent Consideration. The net gain amounts include Elron’s share of the net gain estimated at this stage to be recorded by RDC.

There is no assurance as to the execution of a definitive agreement, its terms, the completion of the Transaction and the timing thereof.

About Elron Electronic Industries:

Elron Electronic Industries Ltd. (TASE: ELRN), a member of the IDB Holding group, is a technology holding company traded on the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise public and privately held companies engaged in a diverse range of technological activities. These companies, at various levels of maturity and progress, are primarily in the fields of medical devices, information & communications technology and clean technology, and have the potential to be technology leaders, each in their respective fields. Elron focuses on identifying and developing unique technology companies. Current group companies include Given Imaging, Medingo, BrainsGate, NuLens, Aqwise and Starling, and in the past included Elbit Systems, NetVision and Partner Communications. For further information, please visit www.elron.com.

Company Contact:
Lauren Duke, Assistant to CFO
Elron Electronic Industries Ltd.

Tel. 972-3-6075555
elron@elron.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to the impact of: the global financial crisis and economic downturn on Elron and its group companies, any decrease in the market value of Given Imaging, the continuing losses incurred by certain group companies, the need of Elron’s group companies for additional capital in order to reach profitability, the possibility of further impairment charges and other risk factors detailed from time to time in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. The restricted availability of financing for young technology companies, the limited availability of profitable “exits” and the increased volatility in the securities markets may affect Elron's business results and compliance with bank covenants. Elron assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to Elron’s website above does not constitute incorporation of any of the information thereon into this press release.